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VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Joseph Klinko and Lily Dang

Re:	Better Choice Company Inc.
Form 10-K for the Fiscal Year ended August 31, 2018
Filed December 21, 2018
Form 8-K filed May 10, 2019
Form 8-K filed May 23, 2019
Form 8-K filed July 12, 2019
Form 8-K/A filed July 23, 2019
Response dated July 12, 2019
File No. 333-161943

Dear Mr. Klinko and Ms. Dang:

On behalf of Better Choice Company Inc., a Delaware corporation (the “Company” or “BCC”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 7, 2019 with respect to the Company’s Form 10-K for the Fiscal Year ended August 31, 2018, filed on December 21, 2018, Form 8-K, filed on May 10, 2019, Form 8-K, filed on May 23, 2019, Form 8-K, filed on July 12, 2019 and Form 8-K/A, filed on July 23, 2019.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.

Form 8-K/A filed July 23, 2019

Exhibit 99.5

Unaudited Pro Forma Combined Financial Information, page 1

August 21, 2019

1.
We note that your pro forma balance sheet adjustment of $45.9 million to goodwill has been derived from a valuation of the 14.1 million shares issued in exchange for the 93.3% interest in TruPet LLC, as described in footnote (f). However, since you have identified TruPet LLC as the accounting acquirer and the transaction as a reverse merger, it appears that any adjustments to recognize the fair value of assets and liabilities acquired should be based on a valuation of the 3.1 million Better Choice Company Inc. common shares that were outstanding just prior to the reverse merger, as if these were issued by TruPet LLC to complete the acquisition. Please revise your pro forma financial presentation accordingly.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that after further review of the transaction between TruPet LLC, which was the accounting acquirer, and Better Choice Company Inc., which was the legal acquirer, the Company has concluded Better Choice Company Inc. did not meet the definition of a “business” under ASC 805-10 “Business Combinations” (“ASC 805-10”) as of the date of the merger.

The Company reached the conclusion that Better Choice Company Inc. was not a “business” under FASB ASC 805-10-55-5A as (i) it had a single long-term asset, namely a 6.3% investment in TruPet LLC, with an estimated fair value of $2.3 million, (ii) a net working capital position of $(1.0) million, (iii) two recently signed partnership contracts for which Better Choice Company Inc. issued a total of $1.0 million in shares on May 2, 2019 and (iv) a single employee who managed the investment asset. The Company has concluded that substantially all of the fair value of the assets acquired were concentrated in group of assets assembled to leverage the merger with TruPet LLC and Bona Vida Inc. Accordingly, the Company intends to account for the transaction as an asset acquisition.

The Company acquired the assets of Better Choice Company Inc. through a non-monetary transaction in exchange for 3.1 million common shares and the Series E preferred shares that can be converted to 3.3 million common shares. The Company has referred to FASB ASC 805-50-30-2, which states that when the consideration given in an asset acquisition is equity interests, measurement is based on either (A) the cost which shall be measured based on the fair value of the consideration given or (B) the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The Company valued the outstanding shares based on the closing price of the public market on May 6, 2019 of $6.00/share. The total consideration for Better Choice Company Inc. was $38.8 million based on the common shares and fully diluted Series E preferred shares outstanding and the public market share price. The estimated fair value of assets was comprised of the TruPet LLC holding, valued at $2.3 million, the net working capital in Better Choice Company Inc. $(1.0) million, and the intangible investment into the contracts for $1.0 million for a combined estimated value of $2.3 million.

The Company referred to FASB ASC 805-50-30-3 which states that the cost of a group of assets acquired in an asset acquisition shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill. As there is no guidance in ASC 805-50 to determine the appropriate allocation of the excess cost over fair value of acquired net assets, the Company considered the concepts from previous guidance in paragraph 44 of FASB Statement 141, which indicates that excess cost should only be allocated to certain qualifying assets. As the acquired assets primarily include the investment in TruPet as well as other current assets, the Company concluded that allocating any excess cost to the assets would be inappropriate. Moreover, the nature of the excess consideration paid to Better Choice Company Inc. was primarily intended to gain access to the public company status of Better Choice Company Inc. that allows the Company to utilize a public vehicle to more quickly and effectively access funding. Accordingly, the Company determined that the excess consideration reflects a transaction cost that should be expensed. The Company intends to record expense of $36.5 million during the period ended June 30, 2019.

The Company further intends to revise its pro forma financial presentation in a Form 8-K/A as soon as practicable to reflect the accounting described above.

August 21, 2019

2.
Please expand your disclosure in footnote (d) to include a qualitative description of the factors that make up the $52.9 million pro forma adjustment to goodwill for Bona Vida Inc., consistent with the disclosure requirements outlined in FASB ASC 805-30-50-1. Tell us how you have considered the requirements of FASB ASC 805-20-25-10, and the examples in FASB ASC 805-20-55-11 through 55-45, in determining that you did not acquire any identifiable intangible assets, if this is your view.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that after further review of the transaction between TruPet LLC, which was the accounting acquirer, and Bona Vida, Inc., the Company has concluded Bona Vida, Inc. did not meet the definition of a “business” under ASC 805-10 as of the date of the merger.

The Company evaluated whether Bona Vida, Inc. was a “business” under ASC 805-10-55-5A through -5C based on the following criteria: (i) the financial assets consisted of the net working capital position of $1.8 million, (ii) Bona Vida, Inc. had two employees, (iii) the products sold by Bona Vida, Inc. were manufactured by third parties in packaging designed by external graphic artists and (iv) intangible assets consisted of two recent trademark registrations and a domain name registration. After evaluating these criteria, the Company reached the conclusion that the assets of Bona Vida, Inc. were not concentrated in a single identifiable asset or group of similar identifiable assets. However, the Company also reviewed Bona Vida, Inc. as per FASB ASC 805-10-55-4 through -6 and -8 through -9. As Bona Vida did generate outputs, we considered whether Bona Vida had inputs and a substantive process based on ASC 805-10-55-5E, including any of the following: (a) employees that form an organized workforce that has necessary skills, knowledge or experience to perform an acquired process, (b) a contract that provides access to such an organized workforce or (c) an acquired process that when applied to an acquired input significantly contributes to the ability to continue producing outputs and cannot be replaced without significant cost or delay or that is considered unique or scarce. The Company reached its conclusion that Bona Vida, Inc. was not a business as (i) the two employees that formed the workforce were insufficient to operate a pet food business as said workforce lacked an operations team to manage the supply chain and did not have a sales team to support ongoing sales, (ii) Bona Vida, Inc. did not have any supply contracts in place to ensure continued supply of products nor any sales contracts with potential customers and (iii) Bona Vida, Inc. had not formulated any processes to support an ongoing operation. Further, Bona Vida, Inc. did not have a material customer base, long term contract-based assets, proprietary processes or artistic intangible assets. Thus, this analysis supports Company’s conclusion that Bona Vida, Inc. was not a “business.” Accordingly, the transaction will be accounted for as an asset acquisition.

The Company acquired the assets of Bona Vida, Inc. through a non-monetary transaction in exchange for 18.0 million shares. The Company referred to FASB ASC 805-50-30-2, which states that when the consideration given in an asset acquisition is equity interests, measurement is based on either (A) the cost which shall be measured based on the fair value of the consideration given or (B) the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The Company valued these shares issued for the Bona Vida acquisition based on a private investment of our public equity (“PIPE”) that was completed on the day of the merger. Each PIPE unit consisted of a single share of Better Choice Company Inc. common stock and a warrant to purchase an additional shares of Better Choice Company Inc. common stock at a strike price of $4.25. The Company received $3.00 for each PIPE unit and has allocated $2.435 per unit to the value of the underlying share of common stock and $0.565 to each warrant convertible into common stock based on a preliminary third-party valuation performed by Doty Scott Enterprises Inc. The company believes that the shares issued for the purchase of Bona Vida more closely resemble the shares issues in the PIPE as both of these groups of shares are restricted from trading for 6 months putting them into a different class than the freely traded shares held by the public market investors in Better Choice Company. The total consideration for Bona Vida Inc. was $43.8 million based on the number of shares issued and the per share fair value of the newly issued shares. The Company valued the net working capital of Bona Vida, Inc. at a book value of $1.8 million and did not assign a value to the recently registered trademarks or domain registration as the brand recognition is minimal and we are not planning to continue use of the brand.

The Company referred to FASB ASC 805-50-30-3 which states that the cost of a group of assets acquired in an asset acquisition shall be allocated to the individual assets acquired or liabilities assumed based on their relative fair values and shall not give rise to goodwill. The Company paid excess consideration for Bona Vida, Inc. to leverage the market trading multiples for CBD-related businesses as part of its fundraising activities, including the PIPE investment raised on the day of the merger. The Company believes that combining Bona Vida Inc. with the established processes in the TruPet, LLC subsidiary of Better Choice Company Inc. will facilitate gaining market share in a rapidly emerging industry. The Company believes that allocating the excess cost to the acquired assets would significantly exceed the fair value of those assets and result in immediate impairment. Moreover, using similar analysis under ASC 805-5 referred to in our response to comment 1 above, the Company concluded the nature of the excess consideration is more akin to a transaction cost. The Company intends to record expense of $42.0 million during the period ended June 30, 2019. Accordingly, the Company does not believe that it needs to expand its disclosure in footnote (d) and instead intends to revise its pro forma presentation in a Form 8-K/A as soon practicable to reflect the accounting described above.

August 21, 2019

3.
We note that you filed a transition report on Form 10-KT for the period September 1, 2018 to December 31, 2018 of Better Choice Company Inc. prior to the reverse merger. We also see that you have utilized certain financial information for the first quarter of the newly adopted fiscal year, on a partially recast basis, in your pro forma presentation. Given the foregoing, it appears that you intend to file a corresponding interim report on Form 10-Q, for the quarter ended March 31, 2019, of Better Choice Company Inc. prior to the reverse merger. Tell us your plans and rationale if this is not the case.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, as disclosed in its Current Report on Form 8-K filed on May 23, 2019, on May 21, 2019 (the “FYE Change Approval Date”), the Company approved a change to its fiscal year end from August 31 (the “Old Fiscal Year End”) to December 31 (the “New Fiscal Year End”). The Company changed its fiscal year end in order to align the Company’s fiscal year end with that of TruPet LLC (the accounting acquirer) and Bona Vida, Inc., which the Company acquired on May 6, 2019.

In accordance with Rule 13a-10(e)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on January 14, 2019, the Company filed a Form 10-Q for the quarterly period ended November 30, 2018 (the quarterly report for the quarterly period under the Old Fiscal Year End that occurred within the September 1, 2018 to December 31, 2018 transition period). In accordance with Exchange Act Rule 13a-10(e)(1), on April 15, 2019, the Company filed a Form 10-Q for the quarterly period ended February 28, 2019 (the quarterly report for the latest quarterly period under the Old Fiscal Year End that ended before the FYE Change Approval Date). In accordance with Exchange Act Rule 13(a)-10(e)(3), the Company intends to file a quarterly report on Form 10-Q for the quarterly period ended June 30, 2019 (the first quarterly report for the quarterly period under the New Fiscal Year End following the FYE Change Approval Date) and not to file a Form 10-Q for the quarter ended March 31, 2019.

The Company further advises the Staff that it adopted the fiscal year of TruPet LLC, the “accounting acquirer” as such term is defined under U.S. Generally Accepted Accounting Principles and as used in Section 12240 of the SEC’s Division of Corporation Finance’s Financial Reporting Manual (the “FRM”). In accordance with Section 12240.4 of the FRM, the rules and regulations of Regulation S-X and pursuant to the requirements under Form 8-K, the Company filed a Current Report on Form 8-K/A on July 23, 2019, which included as exhibits thereto: (i) the audited financial statements of TruPet LLC as of and for the fiscal years ended December 31, 2018 and December 31, 2017; (ii) the unaudited interim financial statements of TruPet LLC as of and for the three months ended March 31, 2019 and March 31, 2018; (iii) the audited financial statements of Bona Vida, Inc. as of and for the nine months ended December 31, 2018; and (iv) the unaudited interim financial statements of Bona Vida, Inc. as of and for the three months ended March 31, 2019, and unaudited pro forma combined financial statements of the Company as of and for the three months ended March 31, 2019 and for the twelve months ended December 31, 2018.

4.
Given that you have identified TruPet LLC as the accounting acquirer, we understand that you will include historical financial statements of this entity in subsequent periodic reports, for certain comparative periods that preceded the reverse merger. Generally, you will need to recast share and per share figures and share activity of this entity in a manner that is consistent with the capital structure acquired in your merger with Better Choice Company Inc., similar to a forward or reverse stock split. We understand that the initial periodic filing by the post-merger company will be a Form 10-Q for the quarter ended June 30, 2019, in which TruPet LLC will be depicted as the accounting acquirer, and the historical financial statements prior to the merger will be those of TruPet LLC. Please contact us by telephone if you require further clarification or guidance.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company shall recast the TruPet LLC share and per share figures and share activity in a manner that is consistent with the capital structure of Better Choice Company Inc., which is the legal acquirer.

The Company shall prepare and file an amended Form 8-K/A with revised pro forma financial information reflecting these changes as soon as practicable.

August 21, 2019

Set forth below is a supplemental response of the Company to our response letter filed on July 12, 2019 (the “Initial Response”) that addressed comments from the Staff in a letter dated June 17, 2019 with respect to the Company’s Form 10-K for the Fiscal Year ended August 31, 2018, filed on December 21, 2018, Form 8-K, filed on May 10, 2019 and Form 8-K, filed on May 23, 2019. We are providing this information to correct our response to a portion of comment 1 in the Initial Response. For your convenience, the relevant portion of comment 1 from the Staff’s June 17, 2019 letter is set forth below, followed by our amended response.

Tell us of any common ownership and business relationships that existed between or among you and these two entities, or them but not involving you, prior to May 6, 2019. Please contact us by telephone if you require further clarification or guidance.

Supplemental Response:

The Company respectfully advises the Staff that prior to May 6, 2019, the date of the Business Combinations described herein, the Company owned a 6.3% membership interest in TruPet LLC as a result of an investment made by the Company on December 17, 2018. The Company, TruPet LLC, or Bona Vida Inc. did not have a common 5.0% shareholder on the day of the merger. Several shareholders held smaller amounts of shares across two of the companies.

With respect to business relationships that existed prior to May 6, Lori Taylor, CEO of TruPet LLC, and Damian Dalla-Longa, CEO of Bona Vida Inc., were appointed as co-CEOs of the Company on March 4 and to the board of directors of the Company on March 15.  In addition, the Company entered several commercial agreements following the signing of definite agreements to acquire TruPet LLC and Bona Vida Inc. in February 2019 that referenced the upcoming merger, but did not commit TruPet LLC or Bona Vida to any commercial terms. A summary of certain of those agreements is as follows:

•
On March 12, 2019, the Company released a press release announcing the launch of new Bona Vida Inc. products. The press release mentions that ‘the integration of TruPet and Bona Vida continues to accelerate’. The companies were not coordinating day to day activities at that time. Prior to close on May 6, the companies had a limited handshake agreement to sell Bona Vida Inc. product in the TruPet LLC online store. Prior to the close, Bona Vida sold $21,000 of product through the TruPet LLC.

•
On March 28, 2019 the Company and Choom Holdings Inc. entered into a Memorandum of Understanding to distribute hemp derived CDB pet products in Canada. The contract refers to the definitive agreements signed to acquire Bona Vida and TruPet LLC in the contract recitals. All commitments in the contract, however, are on behalf of the Company.

•
On April 1, 2019 the Company signed a licensing contract with ABG EPE IP LLC and Elvis Pressley Enterprises, LLC for the use of the Hound Dog brand in hemp-based CBD infused pet products. The contract reference neither Bona Vida Inc. nor TruPet LLC.

•
On April 12, 2019, the Company announced the signing of a Memorandum of Understanding with Nutrisur S.A. for development of Bona Vida branded hemp-based CBD infused pet supplements. The contract was signed by Bona Vida Inc., not the Company.

August 21, 2019

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1297 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Very truly yours,

/s/ Erika L. Weinberg

Erika L. Weinberg of LATHAM & WATKINS LLP

cc:	Damian Dalla-Longa, Co-Chief Executive Officer, Better Choice Company Inc.
Lori Taylor, Co-Chief Executive Officer, Better Choice Company Inc.
Marc D. Jaffe, Esq., Latham & Watkins LLP
Ian D. Schuman, Esq., Latham & Watkins LLP